Exhibit 99.1

Sun Life announces Annual Meetings of shareholders and voting policyholders and availability of 2022 Annual Report, 2023 Management Information Circular and 2023 Information for Voting Policyholders' Booklet

TORONTO, March 28, 2023 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") today announced that its Annual Meeting of shareholders and the Annual Meeting of voting policyholders of Sun Life Assurance Company of Canada scheduled for Thursday, May 11, 2023 will be held both in person and virtually. The Company also announced that its 2022 Annual Report and its Notice of Annual Meeting and Management Information Circular for the 2023 annual meeting are now available.

Annual Meetings of Shareholders and Voting Policyholders

The health and well-being of our employees, Clients, shareholders, policyholders and communities is our top priority. As the COVID-19 pandemic has improved since last year's annual meeting, we anticipate holding both in-person and virtual meeting options this year. Shareholders and voting policyholders will have the opportunity to attend the meeting in person, at the address set out below, or virtually attend the meeting regardless of their location. Shareholders and voting policyholders will have the opportunity to ask questions and vote on a number of important matters regardless of whether they attend the meeting in person or virtually.

Shareholders and voting policyholders are advised to periodically check the Annual Meetings page on sunlife.com in advance of the meeting for updated information on attendance options.

Date:	Thursday, May 11, 2023

Time:	5 p.m. Toronto time

Virtually:	https://web.lumiagm.com/451195677 Password: sunlife2023 (case sensitive)

In Person:	1 York Street, 35th floor Toronto, Ontario

For detailed instructions on how to join the webcast and vote at the virtual meeting, shareholders should refer to the 2023 Management Information Circular and voting policyholders should refer to the Information for Voting Policyholders' Booklet and their proxy form or voting instruction form.

Shareholders and voting policyholders are encouraged to vote in advance by one of the methods described in the 2023 Management Information Circular or Information for Voting Policyholders' Booklet, as applicable. Registered shareholders are asked to return their completed proxies or exercise their vote by the voting deadline on Tuesday, May 9, 2023 at 5 p.m. (Toronto time). Voting policyholders are asked to return their proxies no later than 5 p.m. (Toronto time) on Thursday, May 4, 2023.

If you have any questions, please call our transfer agent, TSX Trust Company at the following numbers:

Canada and the United States:	1-877-224-1760
United Kingdom, Republic of Ireland, Channel Islands and Isle of Man:	+ 44 (0) 345-602-1587
Philippines:	632-5318-8567 (Metro Manila) 1-800-1-888-2422 (Provinces)
Hong Kong:	852-2862-8555
Other countries:	416-682-3865

Meeting Materials

The meeting materials for Sun Life Financial Inc. have been filed with the Canadian securities regulators and the United States Securities and Exchange Commission. Distribution to shareholders began today and materials can also be accessed electronically on:
SEDAR at https://www.sedar.com
EDGAR at https://www.sec.gov/edgar.shtml
Our transfer agent's website at www.meetingdocuments.com/TSXT/slf
Our website at www.sunlife.com/2023agm and www.sunlife.com/AnnualReport

Shareholders may obtain printed copies of the audited annual financial statements free of charge by contacting the Company through its website.

The meeting materials for Sun Life Assurance Company of Canada can be accessed electronically on:
Our transfer agent's website at https://www.meetingdocuments.com/TSXT/sla/
Our website at www.sunlife.com/2023agm.

2022 Annual Report
The 2022 Annual Report includes the Company's management's discussion and analysis, consolidated financial statements, earnings by business group and other Company information.

As part of Sun Life's commitment to Diversity, Equity & Inclusion, the Annual Report front cover will feature work from artists who bring forward diverse voices, perspectives and views from our community. This year's cover artwork is by Loretta Gould, Mi'kmaq artist from Canada's East Coast. In this piece titled Life, Loretta's art symbolizes unity in purpose and coming together as a community.

2022 Sustainability Report
The Company's 2022 Sustainability Report and Public Accountability Statement were also released today and can be accessed at www.sunlife.com/Sustainability.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2022, Sun Life had total assets under management of $1.33 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:
Krista Wilson
Director
Corporate Communications
T. 226-751-2391
krista.wilson@sunlife.com

Investor Relations Contact:
Yaniv Bitton
Vice-President, Head of Investor
Relations & Capital Markets
T. 416-979-6496
yaniv.bitton@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001381352

CO: Sun Life Financial Inc.

CNW 19:40e 28-MAR-23